Exhibit 99.2

Computershare Trust Company of Canada
8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
Telephone 1-866-586-7635 514-982-7555
Facsimile 1-866-249-7775 416-263-9524
www.investorcentre.com/rbc

Security Class Holder Account Number

Fold

Form of Proxy - Annual Meeting of Common Shareholders - April 4, 2019

Notes to Proxy

1.	Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC.

2.	This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders.

3.	This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder.

4.	In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” items 1, 2 and 3 and “AGAINST” shareholder proposals nos. 1 and 2.

5.	If you mark the ABSTAIN box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported in the voting results.

6.	This Form of Proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Common Shareholders and Management Proxy Circular.	Fold

7.	Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only.

METHOD OF VOTING

•	Complete, sign and date the reverse hereof.	•	Complete, sign and date the reverse hereof.	•	Go to the following web site: www.investorvote.com	•	You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking on the “Sign up for eDelivery” image at the bottom of the page.
•	Return this Proxy in the envelope provided.	•	Forward it by fax (toll-free in Canada and the U.S.) to 1-866-249-7775.	•	Smartphone? Scan the QR code to vote now.
		•	Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S.

If you vote by Fax or Internet, Do NOT mail back this proxy.

To ensure your vote is counted, proxies must be received by 5:00 p.m. (Eastern Time) on Tuesday, April 2, 2019.

To vote by Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01GWAM

+	+

This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada.

Appointment of Proxyholder

The undersigned holder of Common Shares of ROYAL BANK OF CANADA (“RBC”) hereby appoints: KATHLEEN TAYLOR, Chair of the Board, failing whom DAVID MCKAY, President and Chief Executive Officer	OR	Print the name of the person you are appointing if this person is someone instead of the foregoing as the proxyholder of the undersigned, to attend and act on behalf of the undersigned at the ANNUAL MEETING OF COMMON SHAREHOLDERS OF RBC TO BE HELD ON THE 4TH DAY OF APRIL 2019, and at any adjournment thereof, with the power of substitution and with all the powers that the undersigned could exercise with respect to the said shares if personally present and authority to vote at the said proxyholder’s discretion except as herein otherwise specified and to vote and act in said proxyholder’s discretion with respect to amendments or variations to matters referred to in the accompanying Notice of Annual Meeting of Common Shareholders and with respect to other matters that may properly come before the meeting.

The Board of Directors and management recommend that shareholders vote FOR items 1, 2 and 3 below:

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold		For	Withhold

A.A. Chisholm	☐	☐	D.F. Denison	☐	☐	D. McKay	☐	☐	B.A. van Kralingen	☐	☐	Fold

J. Côté	☐	☐	A.D. Laberge	☐	☐	H. Munroe-Blum	☐	☐	T. Vandal	☐	☐

T.N. Daruvala	☐	☐	M.H. McCain	☐	☐	K. Taylor	☐	☐	J. Yabuki	☐	☐

	For	Withhold
2. Appointment of PricewaterhouseCoopers LLP as auditor	☐	☐

	For	Against
3. Advisory vote on the Bank’s approach to executive compensation	☐	☐

Shareholder Proposals (set out in Schedule “A” of the accompanying Management Proxy Circular)

The Board of Directors and management recommend that shareholders vote AGAINST the shareholder proposals.

	For	Against	Abstain		For	Against	Abstain
Shareholder Proposal No. 1	☐	☐	☐	Shareholder Proposal No. 2	☐	☐	☐	Fold

PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY.

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

	Day	Month	Year

Signature(s)

Annual Report Waiver		Quarterly Reports Request
Mark this box if you do NOT want to receive the Annual Financial Statements and MD&A. If you do not mark this box, the Annual Report will continue to be sent to you by mail.	☐	Mark this box if you want to receive our Quarterly Financial Statements and MD&A. If you do not mark the box and return this form, the Quarterly Reports will not be mailed to you in 2019.	☐

◾	RYCQ	270873	AR3	+

01GWBK